June 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Nicholas O’Leary/ Ms. Abby Adams

Re:	Tenon Medical, Inc.
Registration Statement on Form S-1 Filed May 10, 2024
File No. 333-279336

Dear Staff:

On behalf of Tenon Medical, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 29, 2024 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form S-1 (the “S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1 filed May 10, 2024

The Lincoln Park Transaction, page 48

1. We note your disclosure here that you registered 598,909 shares of your common stock under your original registration statement. The registration statement on Form S-1 (File No. 333-274451) that was declared effective on September 21, 2023, registered 5,989,087 Shares of Common Stock. Please revise to clarify the reason for this apparent inconsistency. For example, if it relates to the November 2023 reverse stock split, please revise to describe the effect of the stock split on the initial number of shares registered under the prior registration statement, or otherwise explain why these numbers do not correspond.

The Company has removed the shares related to Registration Statement No. 333-274451 (the “Prior Registration Statement’) from the S-1/A. The Company has filed a post-effective amendment (the “Post-Effective Amendment”) to update the Prior Registration Statement. In the Explanatory Note to the Post-Effective Amendment the Company has provided the requested disclosure regarding the number of shares covered by the Prior Registration Statement as amended by the Post-Effective Amendment.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

General

2. We note that you are seeking to register 5,014,654 shares of your common stock for resale by the selling stockholder Lincoln Park Capital Fund, LLC pursuant to the Purchase Agreement between you and Lincoln Park Capital Fund, LLC dated as of July 24, 2023. We also note the effected reverse stock split that took place on November 2, 2023. However, it appears that you have registered some or all of these securities under the Registration Statement on Form S-1 (File No. 333-274451) declared effective by the SEC on September 21, 2023. Please clarify what portion of these securities have been registered, and provide us your analysis regarding why it is appropriate to register what appear to be the same securities on this registration statement, or remove these shares from your registration statement. We note your disclosure that you may elect to issue and sell to Lincoln Park Capital Fund, LLC more than the 5,000,000 shares of common stock reserved under the Purchase Agreement. To the extent that these shares are in addition to the 5,000,000 shares registered on the Form S-1 in September 2023 pursuant to the Purchase Agreement, then please revise disclosure throughout the registration statement to reflect that the shares being registered under this registration statement are outside of the reserved amount pursuant to the Purchase Agreement with Lincoln Park Capital Fund, LLC.

None of the 5,000,000 shares of common stock now covered by the S-1/A have previously been registered. See the Company’s response to comment 1.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

/s/ Jeffrey P. Wofford
Jeffrey P. Wofford, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW